UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 13, 2014

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

13 November 2014

Amec Foster Wheeler plc (the “Company”)

Notification of interests of persons discharging managerial responsibility (PDMRs)

Pursuant to our obligations under Disclosure Rule 3.1.4 (R), we hereby advise you of transactions in connection with the amended and restated Foster Wheeler AG Omnibus Plan (the “Plan”), which has been adopted by the Company and became effective as of today’s date.

The following PDMRs have today been granted replacement awards (in the form of restricted stock units) by the Company under the terms of the Plan.  In accordance with the Plan rules, and the implementation agreement with Foster Wheeler AG, the vesting of awards is not conditional upon the achievement of performance conditions. No consideration is payable for the grant of awards.

PDMR	Number of Company shares subject to award	Vesting date
Gary Nedelka	16,403	8 March 2015
	24,037	1 December 2015
	46,083	8 March 2016
	26,039	8 March 2017

Roberto Penno	9,405	18 November 2014
	7,067	8 March 2015
	9,404	18 November 2015
	20,029	1 December 2015
	28,268	8 March 2016
	9,405	18 November 2016
	28,215	8 March 2017

The above PDMRs currently have no other interests in the securities of the Company.

Kim Hand

Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 November 2014
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary